From: THE VISCOUNT ASTOR

Please reply to:

Ginge Manor,
Wantage,
Oxon. OX12 8QT

EXHIBIT 17.1

Nov 2nd 2017

To the Chairman and Board of Nexeo Solutions

As the Nominating and Governance Committee, on the determination of the two main shareholders, has decided not to nominate me for re-election at the January annual 2018 shareholders meeting, this will be my last board meeting.

I would like to provide the following observations which I would like include in the minutes of today's board meeting. ~~And I hereby resign as a director of Nexeo Solutions.~~

Nexeo has made substantial progress since I joined the board and I am disappointed, as the rest of their board, that the efforts of the management team have not been reflected in our stock price.

I would encourage the board to focus less on the short-term interests of the company and more on the long-term strategic vision for the company. I believe the Board should engage in a robust discussion of strategic alternatives which should include whether we could be a buyer or seller.

Nexeo is a public company so it is important that key decisions are made by the Board and not at shareholder level. It is vital that all board members or committee members should have access to the same information.

Individual directors should not attempt to micro manage the business. I would encourage the Board to develop a framework for how each individual director will communicate with management outside the Boardroom.

The object of the framework is to provide the Directors with the information necessary to discharge their fiduciary duties with unduly burdening in time the management team in time consuming detail which affects their ability to day to day manage the business.

As required by NASDAQ rules the majority of the board must be composed of independent directors. The Board should examine carefully the potential relationships which may interfere with a director's exercise of independent judgement in carrying out the responsibilities of a director. The rights of minority shareholders must be properly protected.

I hereby resign as a director of Nexeo Solutions.

The Viscount Astor

Will Astor